MANAGEMENT’S DISCUSSION & ANALYSIS – 2012 FIRST QUARTER

This MD&A has been prepared by management and reviewed and approved by the Audit Committee. The following discussion of performance, financial condition and future prospects should be read in conjunction with the condensed consolidated interim financial statements of the Company and notes thereto for the quarter ended March 31, 2012 and with the audited consolidated financial statements of the Company and notes thereto and related MD&A for the year ended December 31, 2011. The information provided herein supplements but does not form part of the financial statements. This discussion covers the three month period ended March 31, 2012 and the subsequent period up to the date of issue of this MD&A. Unless otherwise noted, all dollar amounts are stated in thousands of United States dollars. Additional information relating to the Company is available at www.sedar.com.

Business of the Company

The principal business of Nevsun Resources Ltd. (Nevsun or the Company) is the operation of the Bisha Mine in Eritrea, located in north-eastern Africa. Along with its minority owner, the Company is involved in overseeing all aspects of Bisha operations, including exploration, development, extraction, processing and reclamation.

The Bisha Mine is a gold, copper and zinc deposit that is projected to have a strong economic return over a remaining twelve year mine life. Nevsun is a 60% shareholder in the Bisha Project. The remaining 40% interest is held by the Eritrean National Mining Corporation (ENAMCO) and is referred to as the non-controlling interest herein. The top layer of the deposit is gold oxide material lying at surface that allowed an early payback of gold phase capital, while also allowing for funding of the copper expansion. The gold oxide phase is expected to be completed in Q1 2013 and the copper plant expansion is underway with copper production expected in mid-2013. The Bisha Mine has the full support of the Eritrean Government, whose senior representatives assist Nevsun in expediting development and operations.

The Company’s significant development projects include the construction of the Bisha Mine copper flotation circuit, the licensing of the Harena deposit, which lies 9.5 km from Bisha, and exploration of the North West Zone, which is also a satellite deposit to Bisha.

Nevsun is listed for trading on both the TSX and NYSE Amex LLC stock exchanges under the symbol NSU.

Outlook

Nevsun has increased its total 2012 gold production forecast to 240,000 – 260,000 ounces from its previous target of 190,000 – 210,000 ounces in February 2012.

The improved outlook since February 2012 is attributable to unusually high gold grades encountered in April 2012. The high grades were in a portion of the oxide zone that is the interface between the gold oxide and copper supergene zones, commonly termed the acid domain. The high grades, which management now expects to persist until at least June 2012, could not be fully included in mineral reserves because drill hole core recovery from the acid domain was sporadic and the core was difficult to assay.

Nevsun cautions that the competency of the material in this interface zone is poor and requires sophisticated stockpile blending to facilitate successful processing and recovery of the precious metals. In addition, the combination of both a clay like and sandy composition of the acid material leads to challenging daily ore control sampling, making it difficult to predict grades. The associated gold grade is highly variable and includes both very high and low grades.

An application for a mining license for the Harena deposit has been submitted. Ore from the Harena deposit, which sits approximately 9.5 km from the Bisha Mine, will be processed at the Bisha plant. Once gold production is completed the carbon-in-leach plant will be mothballed such that it can be restarted should more oxide deposits be discovered in the Bisha vicinity.

Nevsun expects to disclose a revised mineral resource and reserve estimate for the entire Bisha and Harena deposits during early third quarter 2012.

Corporate Social Responsibility Report

During March 2012 the Company published its 2011 Corporate Social Responsibility Report which can be accessed on the Nevsun website at www.nevsun.com/pdf/2011-nevsun-csr-report.pdf.

First quarter highlights
  Mined 358,000 tonnes of ore at 4.07 g/t gold
  Produced 82,000 ounces of gold
  Net income attributable to Nevsun shareholders was $41.2 million, representing earnings of $0.21 per share
  Cash costs of $277 per ounce of gold
  Increased 2012 guidance by 25% to 240,000 – 260,000 ounces of gold production
  Paid $0.05 dividend per share on January 16, 2012
Key financial and operating information

Financial results: In US $000s (except per share and per ounce data):

For the three month periods ended March 31,
	2012	2011(1)
Revenues	$149,390	$54,315
Operating income	110,628	39,638
Net income attributable to Nevsun shareholders	41,238	11,803
Earnings per share attributable to Nevsun shareholders	0.21	0.06
Total assets	$747,148	$392,717

(1)	The Q1 2011 revenues, operating income, net income attributable to Nevsun shareholders and earnings per share attributable to Nevsun shareholders contain results from February 22, 2011 to March 31, 2011 only.

The following variances result when comparing operations for the three-month period ended March 31, 2012 with the same period of the prior year (in US $000s except per ounce data). The Company previously reported silver sales as a credit against operating costs. Starting in Q4 2011, the Company started allocating silver sales to revenues for reporting purposes. Previously reported Q1 2011 figures have been adjusted to reflect this change in presentation. The Q1 2012 financial results include a full quarter of operations, whereas the Q1 2011 results include 5 weeks of operations as the Bisha Mine went into commercial operation on February 22, 2011:

1.	Revenues: The Company’s Q1 2012 revenues of $149,390 (Q1 2011 – $54,315) included sales of 83,100 ounces of gold (Q1 2011 – 37,500 ounces) at an average realized price of $1,712 per ounce (Q1 2011 – $1,430 per ounce).

2.	Operating expenses: The Company recorded operating expenses for Q1 2012 of $23,127 (Q1 2011 - $9,373). Q1 2012 operating expenses were higher due to the inclusion of a full quarter of operating results compared to Q1 2011, which included five weeks of operating results. Gold cash costs per ounce for Q1 2012 were $277 on 83,100 ounces sold, which included $85 per ounce in silver by-product credits, while gold cash costs per ounce for Q1 2011 were $304 on 37,500 ounces sold during the five week operating period from February 22 – March 31, 2011, which included $15 per ounce in silver by-product credits.

3.	Royalties: The Company incurs a 5% precious metals royalty on gold and silver doré sales. In Q1 2012 royalty expenses of $7,361 (Q1 2011 - $2,709) were recorded on gold and silver sales. Royalties were higher in Q1 2012 due to the inclusion of a full quarter of precious metals royalties compared to the five weeks of royalty expenses included in income in Q1 2011 and due to the Company achieving a higher realized price per ounce in Q1 2012 than in Q1 2011.

4.	Depreciation and depletion: In Q1 2012 depreciation and depletion of $8,274 (Q1 2011 - $ 2,595) was recorded. The Q1 2012 amount exceeded Q1 2011 amount due to increased sales volumes as a result of a full quarter of commercial production in 2012, compared to the five weeks in the same quarter in the previous year.

5.	Administrative: Administrative costs in Q1 2012 were $421, down from $3,614 in Q1 2011. The decrease is due primarily to a decrease in share-based payments expenses, resulting from 1) A reduction from Q1 2011 to Q1 2012 of $2,111 of amortization of stock options; and 2) A credit to share appreciation rights in Q1 2012 of $1,362 (Q1 2011 - $nil) due to a decrease in the Company’s share price and a resulting decrease in the share appreciation rights liability. There have been few stock options issued by the Company since late Q1 2011, as a result, the Q1 2012 share-based payments expenses were $323, compared to Q1 2011’s, which were $2,434.

6.	Finance income: Finance income in Q1 2012 was $1,117 and is almost entirely related to interest earned on the due from non-controlling interest. Finance income in Q1 2011 was $11. There was no due from non-controlling interest in Q1 2011.

7.	Finance costs: Finance costs in Q1 2012 of $153 are entirely attributable to accretion on provision for closure and reclamation. There was no such accretion expense in Q1 2011. Q1 2011 finance costs of $467 are almost entirely attributable to interest on loans and advances from non-controlling interest. There were no such interest amounts incurred in Q1 2012.

8.	Income attributable to non-controlling interest for the quarter was $27,525, an increase of $17,435 from $10,090 in Q1 2011. The non-controlling interest has a 40% share in the Bisha Mine and the increase is due principally to the full quarter of operating results included in income in Q1 2012, compared to the five weeks of results included in Q1 2011.

Gold production and sales statistics(1):

For the three month periods ended March 31,
	2012	2011
Tonnes milled	430,000	461,000
Milled gold grade (g/t)	6.6	6.2
Recovery, % of gold	86%	88%
Gold in doré, ounces produced	82,000	75,000
Gold ounces sold	83,100	72,500
Gold price realized per ounce	$1,712	$1,405
Cash cost per ounce sold(2)	$277	$304

(1)	Q1 2011 gold production and sales statistics include results from the pre-operating period, January 1 – February 21, 2011. For accounting purposes, sales from ounces produced prior to February 22, 2011 are considered pre-production and capitalized to property, plant and equipment.

(2)	Cash operating cost per ounce sold includes royalties and is a non-GAAP measure; see pg 7 for more information.

Mining statistics:

For the three month periods ended March 31,
	2012	2011
Ore mined, tonnes	358,000	475,000
Mined gold grade, g/t	4.07	5.65
Waste mined, tonnes	2,401,000	2,309,000
Strip ratio	6.7	4.9
Copper phase prestrip, tonnes	1,294,000	-

During the period ended March 31, 2012, the Company mined 358,000 tonnes of ore at an average grade of 4.07 grams per tonne from the pit which was within expectations. As to copper phase pre-stripping, the costs associated with these activities are deferred for accounting purposes. The reduction in mined grade for Q1 2012 of 4.02 grams per tonne from Q1 2011's of 5.65 grams per tonne was according to plan and fit with the Company’s previous guidance on 2012 production.

Q1 2012 plant tonnage was lower than the same period in the prior year due mostly to changing ore characteristics and to lower plant availability. The reduced milling was offset by higher than budgeted gold feed grades for the quarter. The plant gold feed grade of 6.6 grams per tonne, for Q1 2012 resulted from feeding a combination of in pit ore mined during the quarter and selected portions of stockpile ore that had been mined in prior periods. Gold recoveries in Q1 2012 decreased compared to the same period in 2011 due to changing ore characteristics. The lower recovery rate is expected to continue throughout 2012.

Exploration and development

Harena:

Harena lies 9.5 km southwest of the Bisha Main deposit on an exploration license contiguous to the Bisha Mining license. In December 2011 the Company applied for a license to mine the deposit and during the past quarter has provided supplemental materials for further clarification for the relevant authorities. Receipt of the mining license is expected mid-2012. The Company has a 1,200 metre drilling program planned for Harena during the second quarter 2012.

Bisha:

In Q1 2012 the Company drilled 5,716 metres at Bisha. The purpose of the drill program is to generate metallurgical and geotechnical data to be used for the previously mentioned revised mineral resource and reserve update due later in 2012.

North West Zone:

The Company drilled 1,850 metres in Q1 2012 at the North West Zone. A further 6,000 metres of drilling is planned for 2012 and a resource estimate planned in late 2012.

Copper phase development:

The Company continued work on copper phase development activities during Q1 2012, expending $11 million on terracing, other civils works and completing detailed design work. Total capital for the copper plant phase is expected to be approximately $100 million, of which $63 million has been spent, ordered or arranged. Ordering of major components is complete and the copper flotation plant is targeted to be operational in mid-2013. The Company is taking the same approach to eliminate price risk on construction that it was successfully able to accomplish during the build of the gold plant. The same firm, SENET of South Africa, is the engineering, procurement, and construction management contractor. Photos of the expansion can be found at www.nevsun.com/projects/photogallery/copperphase.

Selected quarterly financial information

Selected consolidated financial information from continuing operations for the most recent eight quarters (unaudited) are presented below.

In US $000s (except per share data)	2012 1st	2011 4th	2011 3rd	2011 2nd
Revenues	$149,390	$170,868	$186,502	$136,085
Net income attributable to Nevsun shareholders	41,238	46,652	53,323	35,287
Earnings per share attributable to Nevsun shareholders - basic	0.21	0.23	0.27	0.18
Earnings per share attributable to Nevsun shareholders - diluted	0.20	0.23	0.27	0.17

In US $000s (except per share data)	2011 1st	2010 4th	2010 3rd	2010 2nd
Revenues	$54,315	$-	$-	$-
Net income (loss) attributable to Nevsun shareholders	11,803	(1,748)	(2,140)	(2,304)
Earnings (loss) per share attributable to Nevsun shareholders - basic	0.06	(0.01)	(0.01)	(0.01)
Earnings (loss) per share attributable to Nevsun shareholders - diluted	0.06	(0.01)	(0.01)	(0.01)

Liquidity and capital resources

The Company’s cash and cash equivalents at March 31, 2012 was $279.4 million (December 31, 2011 – $347.6 million). The Company believes that its cash and cash equivalents, along with ongoing cash flows, will be sufficient to meet its operating and development cash requirements for at least twelve months.

During Q1 2012 the Company used $39.2 million of cash in its operating activities (Q1 2011 – generated $27.0 million), including paying $114.4 million during the quarter to settle its 2011 tax liability. There were no income taxes paid in Q1 2011.

The Company used $16.7 million in investing activities in Q1 2012 (Q1 2011 – generated $30.0 million). The Company spent $15.6 million on property, plant and equipment in Q1 2012 compared to $18.6 million in Q1 2011. In Q1 2011 the Company received $48.6 million in proceeds on sale of pre-production gold sales; there were no such proceeds recorded in 2012 as the Company was in commercial production.

During Q1 2012 the Company used $12.3 million (Q1 2011– used $3.5 million) in its financing activities. In Q1 2012 the Company received $7.0 million from the non-controlling interest as partial payment on the sale of 30% of the Bisha Mine. No such proceeds were received in Q1 2011. In addition, in Q1 2012 dividends of $10.0 million (Q1 2011 – $nil) were paid to Nevsun shareholders and dividends of $10.0 million (Q1 2011 – $nil) were paid to the non-controlling interest. In Q1 2011 a $4.1 million loan repayment was made to the non-controlling interest. As the loan was settled in 2011, no loan repayment was made in Q1 2012.

Commitments and contractual obligations

On April 15, 2012 the Company increased an environmental bond to cover remediation liabilities for Bisha to $7,500,000 at a cost of 1% per annum.

The Company has not entered into any specialized financial agreements to minimize its commodity risk, investment risk or currency risk. There are no off-balance sheet arrangements.

Contingencies

Two putative class actions were filed in the United States District Court for the Southern District of New York, on March 13, 2012 and March 28, 2012, respectively, naming the Company and certain officers of the Company as defendants (hereafter the “Actions"). The plaintiffs assert claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, based on alleged misrepresentations and omissions relating to the amount of gold reserves at the Bisha Mine. The plaintiffs purport to bring suit on behalf of all purchasers of the Company's publicly traded securities between March 31, 2011 and February 6, 2012. Plaintiffs seek unspecified damages, interest, costs and attorneys' fees on behalf of the putative class. It is not possible at this time to estimate the ultimate outcome of such Actions. The Company believes the allegations are without merit and will vigorously defend itself.

Outstanding share data

As of May 8, 2012 the Company had 200,390,415 shares and 8,787,500 options issued and outstanding.

On March 19, 2012 the Company announced a common share repurchase program in accordance with the rules of the Toronto Stock Exchange. The program allows for the purchase of up to 4,009,408 common shares of the Company, representing approximately 2% of the 200,470,415 common shares issued and outstanding as at March 15, 2012. The purchases were authorized to commence no earlier than March 26, 2012 and may continue until September 26, 2012.

Non-GAAP measure

Cash cost per ounce sold is a non-GAAP (Generally Accepted Accounting Principles) financial measure and includes all costs absorbed into inventory, as well as royalties and by-product credits, but excludes depreciation and depletion and share-based payments. It is intended to provide additional information and does not have any standardized meaning prescribed by International Financial Reporting Standards (IFRS) and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate cash cost per ounce differently.

We have defined cash cost per ounce sold below and reconciled it with the GAAP measures we report.

Cash cost per ounce sold:

In US $000s (except per ounce data)	Q1 2012	Q1 2011
Cost of sales	$38,762	$14,677
Less silver by-product sales	(7,128)	(571)
Less non-cash items:
Depreciation and depletion	(8,274)	(2,595)
Share-based payments	(337)	(127)
Cash operating costs	$23,023	$11,384
Gold ounces sold during operating period(1)	83,100	37,500
Cash cost per ounce sold	$277	$304

(1) Q1 2011 operating period was from February 22, 2011 to March 31, 2011 only.

Use of financial instruments

The principal financial instrument currently affecting the Company’s financial condition and results of operations is cash and cash equivalents. To minimize risk, the Company’s funds are kept in highly liquid instruments managed by independent financial managers with ultimate oversight by the Company. A high percentage of the funds are maintained in accounts outside of Africa.

Loans and receivables, particularly trade receivables, are with internationally recognized, credit worthy precious metals refiners. Available-for-sale financial assets are measured at fair value with unrealized gains and losses recognized in other comprehensive income, except for other-than-temporary declines that are recorded in income. Foreign currency exposure is minimized by retaining all but a small portion of cash in United States dollar denominated instruments. The United States dollar is the predominant currency within the industry. The Company also contracts for goods and services mainly in United States currency or currencies pegged to the United States dollar.

Critical accounting estimates

Critical accounting estimates used in the preparation of the condensed consolidated interim financial statements include the Company’s determination of the commencement of commercial production, assessment of the Company’s functional currency, estimation of the provision for reclamation and closure, revision of indicators of impairment, determination of impairment charges for long-lived assets and the available-for-sale investment, determination of mineral reserves, valuation of share-based payments and deferred income tax asset valuation reserves, classification of current and non-current portions of due from non-controlling interest and income taxes payable, which are based on mine cash flows, among others. These estimates involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control. Actual results could differ from those estimates.

Prior to reaching operating levels intended by management, costs incurred are capitalized as part of the costs of related mining properties and proceeds from mineral sales are offset against costs capitalized. Depletion of capitalized costs for mining properties begins when operating levels intended by management have been reached. Management considers several factors in determining when a mining property has reached the operating levels intended by management. The results of operations of the Company during the periods presented in the condensed consolidated interim financial statements have been impacted by management’s determination that its Bisha Mine reached the operating levels intended by management on February 22, 2011.

The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates. The Company has determined the functional currency of each entity is the US dollar. Assessment of functional currency involves certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

The Company’s recoverability evaluation of its property, plant and equipment is based on market conditions for minerals, underlying mineral resources associated with the assets and future costs that may be required for ultimate realization through mining operations or by sale. The Company is in an industry that is exposed to a number of risks and uncertainties, described Risk Factors in the Company’s annual 2011 MD&A. Bearing these risks in mind, the Company has assumed historical world commodity prices will be achievable, as will costs used in studies for construction and mining operations. The Company has relied on mineral resource and reserve reports by independent engineers on the Bisha property in Eritrea. All of these assumptions are potentially subject to change, out of the Company’s control and such changes are not readily determinable. Accordingly, there is always the potential for a material adjustment to the value assigned to property, plant and equipment.

Management has determined that exploration drilling, evaluation, development and related costs incurred which have been capitalized are economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefit including geologic and metallurgic information, history of conversion of mineral deposits to proven and probable reserves, feasibility studies, accessible facilities, existing permits and life of mine plans.

The Company considers both external and internal sources of information in assessing whether there are any indications that property, plant and equipment are impaired. External sources of information the Company considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of property, plant and equipment. Internal sources of information the Company considers include the manner in which property, plant and equipment are being used or are expected to be used and indications of economic performance of the assets.

In determining the recoverable amounts of the Company’s property, plant and equipment, the Company’s management makes estimates of the discounted future after-tax cash flows expected to be derived from the Company’s mining properties using an appropriate discount rate. Reductions in metals prices forecasts, increases in estimated future costs of production, increases in estimated future non-expansionary capital expenditures, reductions in the amount of recoverable reserves, resources, and exploration potential, and/or adverse current economics can result in a write-down of the carrying amounts of the Company’s property, plant and equipment.

The Company has an obligation to reclaim its property after the minerals have been mined from the site. As a result, the Company has recorded a liability for the best estimate of the reclamation and closure costs it expects to incur. The Company has estimated applicable inflation and discount rates as well as expected reclamation and closure time frames. To the extent that the estimated reclamation costs change, such changes will impact future accretion recorded and depreciation.

The factors affecting share-based payments include estimates of when stock options might be exercised and the stock price volatility. The timing for exercise of options is out of the Company’s control and will depend, among other things, upon a variety of factors including the market value of Company shares and financial objectives of the holders of the options. The Company has used historical data to determine volatility in accordance with Black-Scholes modeling, however future volatility is inherently uncertain and the model has its limitations. While these estimates can have a material impact on the share-based payments and hence, results of operations, there is no impact on the Company’s financial condition or liquidity.

In determining the classification of the current and non-current portions of due from non-controlling interest, the Company makes estimates of the future after-tax cash flows expected to be derived from the Company’s mining properties. Reductions in metals prices forecasts, increases in estimated future costs of production, increases in estimated future expansionary and non-expansionary capital expenditures could result in a change in the classification of the current and non-current portions of the due from non-controlling interest.

In assessing the probability of realizing income tax assets recognized, management makes estimates related to expectations of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. Forecasted cash flows from operations are based on life of mine projections internally developed and reviewed by management. Weight is attached to tax planning opportunities that are within the Company’s control, and are feasible and implementable without significant obstacles. The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is assessed based on individual facts and circumstances of the relevant tax position evaluated in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax assets recognized. At the end of each reporting period, the Company reassesses unrecognized income tax assets.

Changes in internal control over financial reporting

With the participation of our Chief Executive Officer and our Chief Financial Officer, management evaluated whether there has been any change in our internal control over financial reporting during the fiscal period ended March 31, 2012.

There were no material changes to the Company’s internal controls over financial reporting during the quarter ended March 31, 2012.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect material misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Related party transactions

Except for those transactions with the non-controlling interest disclosed in this MD&A and in the March 31, 2012 condensed consolidated interim financial statements, there were no material transactions with related parties during the three month period ended March 31, 2012.

Risk factors

The operations of the Company are highly speculative due to the high-risk nature of its business in the mining industry. A list of some of the risks the Company faces are included in Risk Factors in the Company’s 2011 annual MD&A. Other risk factors include the risks that (1) the unusually high gold grades the Company currently is experiencing at the Bisha Mine may not continue for as long as the Company currently estimates; (2) the Company’s transition from oxide phase to copper plant expansion may not take place in the time frames currently anticipated; (3) the lower gold production forecast for 2012 may result in downtime between the gold and copper phases, leading to lower profitability in 2012/2013; (4) the lower gold production forecast for 2012, or other intervening events, may materially affect the currently projected mine life of the Bisha Mine; and (5) the purchase price agreed for the disposition of 30% of the Bisha Mine may require adjustment as a result of the revised production guidance. Additional risks not currently known to the Company, or that the Company currently deems immaterial, may also impair the Company’s operations. If any of the following risks actually occur, the Company’s business, financial condition and operating results could be adversely affected.

Cautionary note regarding preparation of Mineral Reserves and Resources

This Management’s Discussion and Analysis uses the terms “reserves” and “resources” and derivations thereof. These terms have the meanings set forth in Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum’s Classification System (“CIM Standards”). NI 43-101 and CIM Standards differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”). Under SEC Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that is “part of a mineral deposit which could be economically and legallyextracted or produced at the time of the reserve determination”. In addition, the term “resource”, which does not equate to the term “reserve”, is not recognized by the SEC and the SEC’s disclosure standards normally do not permit the inclusion of information concerning resources in documents filed with the SEC, unless such information is required to be disclosed by the law of the Company’s jurisdiction of incorporation or of a jurisdiction in which its securities are traded. Accordingly, information concerning descriptions of mineralization and resources contained in this Management’s Discussion and Analysis may not be comparable to information made public by US domestic companies subject to the reporting and disclosure requirements of the SEC.

Forward Looking Statements

This report contains forward-looking statements concerning anticipated developments on the Company’s continuing operations in Eritrea and in the putative class action lawsuit, the adequacy of the Company’s financial resources, financial projections, including, but not limited to, estimates of capital and operating costs, mining activities, production, grades, processing rates, life of mine, net cash flows, metal prices, exchange rates, reclamation costs, results of the drill program, the conversion of mineral properties to reserves and resources and other events or conditions that may occur in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “budget” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved. Information concerning the interpretation of drill results and mineral resource and reserve estimates also may be deemed to be forward-looking statements, as such information constitutes a prediction of what mineralization might be found to be present if and when a project is actually developed. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those described in this MD&A.

The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future, except as required by law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

“Cliff T. Davis”
Cliff T. Davis
President & CEO
May 8, 2012